

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2013

Via E-mail
Robin Looban
Chief Executive Officer, Chief Financial Officer, and Director
DogInn, Inc.
1380 Lougar Ave
Sarnia, Ontario N7S 5N7
Canada

Re: **DogInn, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2012
        Filed June 6, 2013
        File No. 333-173438

Dear Ms. Looban:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief